UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Nobel Learning Communities, Inc.
(Name of Issuer)
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
654889104
(CUSIP Number)
Donald W. Hughes
c/o Camden Partners Holdings, LLC
500 East Pratt Street
Suite 1200
Baltimore, Maryland 21202
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 9, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	654889104

1.	NAMES OF REPORTING PERSONS Camden Partners Strategic II, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		- 0 -

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10.	SHARED DISPOSITIVE POWER

- 0 -

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	654889104

1.	NAMES OF REPORTING PERSONS Camden Partners Strategic Fund II-A, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		- 0 -

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10.	SHARED DISPOSITIVE POWER

- 0 -

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	654889104

1.	NAMES OF REPORTING PERSONS Camden Partners Strategic Fund II-B, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		- 0 -

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10.	SHARED DISPOSITIVE POWER

- 0 -

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	654889104

1.	NAMES OF REPORTING PERSONS David L. Warnock

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

	7.	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		- 0 -

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10.	SHARED DISPOSITIVE POWER

- 0 -

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	654889104

1.	NAMES OF REPORTING PERSONS Donald W. Hughes

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

	7.	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		- 0 -

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10.	SHARED DISPOSITIVE POWER

- 0 -

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	654889104

1.	NAMES OF REPORTING PERSONS Richard M. Berkeley

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

	7.	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		- 0 -

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10.	SHARED DISPOSITIVE POWER

- 0 -

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

     Explanatory Note: This Amendment No. 2 (the “Amendment”) relates to the common stock, par value $0.001 per share (“Common Stock”) of Nobel Learning Communities, Inc., a Delaware corporation (the “Company”). This Amendment amends the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on October 1, 2008, as amended by Amendment No. 1 filed with the SEC on May 18, 2011 (as amended, the “Schedule 13D”).
     Each capitalized term used herein and not otherwise defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D. Except as amended by this Amendment, each Item of the Schedule 13D remains unchanged. This Amendment No. 2 is the final amendment to the Schedule 13D and is an exit filing.
Item 5. Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and supplemented in relevant part as follows:
     On August 9, 2011, the Company consummated the merger (the “Merger”) contemplated by the Agreement and Plan of Merger, dated May 17, 2011 (the “Merger Agreement”), by and among the Company, Academic Acquisition Corp. (“Parent”) and Academic Merger Sub, Inc., a wholly-owned subsidiary of Parent. As a result of the consummation of the Merger, the Company became a wholly-owned subsidiary of Parent and each outstanding share of Common Stock was cancelled and converted into the right to receive $11.75 in cash, without interest. As a result of the Merger, the Reporting Persons no longer beneficially own any securities of the Company.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 is true, complete and correct.
Dated: August 12, 2011

CAMDEN PARTNERS STRATEGIC FUND II-A, L.P. By: Camden Partners Strategic II, LLC, its general partner
/s/ Donald W. Hughes
Name:	Donald W. Hughes
Title:	Managing Member

CAMDEN PARTNERS STRATEGIC FUND II-B, L.P. By: Camden Partners Strategic II, LLC, its general partner
/s/ Donald W. Hughes
Name:	Donald W. Hughes
Title:	Managing Member

CAMDEN PARTNERS STRATEGIC II, LLC
/s/ Donald W. Hughes
Name:	Donald W. Hughes
Title:	Managing Member

DAVID L. WARNOCK
/s/ Donald W. Hughes, as Attorney-in-Fact
Name:	David L. Warnock

DONALD W. HUGHES
/s/ Donald W. Hughes
Name:	Donald W. Hughes

RICHARD M. BERKELEY
/s/ Donald W. Hughes, as Attorney-in-Fact
Name:	Richard M. Berkeley